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Exhibit 1

Talisman’s Cash Flow Increases by 51% to $6.52/Share

Company Generates a Record $845 Million in Cash Flow

Net Income Per Share up 515% to $4.37

Calgary, Alberta – May 6, 2003 – Talisman Energy Inc. reported substantial gains in both net income and cash flow during the first quarter of 2003.  Cash flow was a record $845 million ($6.52/share), up 46% from a year ago and 11% above the fourth quarter of 2002.  Net income was $573 million, or $4.37/share, compared to $101 million ($0.71/share) a year ago and $182 million ($1.33/share) in the fourth quarter of 2002.

Talisman’s realized liquids and natural gas price averaged $44.86/boe during the quarter, an increase of 64% over the first quarter of 2002.  Production during the quarter averaged 430,000 boe/d, compared to 452,000 boe/d in the first quarter of 2002, in part reflecting the sale of our Sudan assets on March 12, 2003.

“With major developments forging ahead and ongoing drilling success, Talisman continues to create value for our shareholders,” said Dr. Jim Buckee, President and Chief Executive Officer.  “We have established a new North American gas production record for the Company and our Foothills and Monkman gas drilling programs have seen early success this year.  Blake Flank development in the North Sea is on schedule.  The PM-3 development in Malaysia/Vietnam is also on schedule and 75% complete.  Our Malaysian exploration and development strategy is beginning to unfold with an oil discovery in Block PM-305.  Oil development in Trinidad is underway.  Algerian production is increasing and final consent has been received on our exploration block in Qatar.

“The Company is in excellent financial shape.  We expect to generate $20-21/share in cash flow this year based on our continued production guidance of 395,000-415,000 boe/d and expect year end debt to be well below cash flow.  This assumes full year average prices of US$27.70/bbl WTI and US$5.50/mcf NYMEX gas.

 “On a proforma basis excluding Sudan, daily production per share is up 2%, compared to the previous quarter.  Production in the second quarter is expected to average between 360,000–370,000 boe/d, increasing to 430,000–440,000 boe/d in the fourth quarter.”

Talisman First Quarter Summary

•

Sale of Talisman’s Sudan assets completed for approximately US$771 million.

•

Acquisition of Appalachian natural gas assets for US$250 million.  Current production in the area is 62 mmcf/d and the first Talisman operated well is drilling.

•

Successful winter drilling program in Western Canada, with 163 wells drilled and a 91% success rate.  Six successful wells were drilled in the Alberta Foothills.

•

Blake Flank development is on schedule with production of 11,500 bbls/d expected in September (TLM 54%).  The two development wells came in better than expected.

•

PM-3 CAA development in Malaysia is 75% complete and on schedule, with first oil volumes expected in September and first gas sales in October.  Net Talisman oil and gas volumes are expected to average 13,000 bbls/d and 59 mmcf/d respectively in the fourth quarter, increasing to 24,000 bbls/d and 108 mmcf/d in 2004.

•

An oil discovery has been made on Block PM-305 in Malaysia, containing an estimated 25 mmbbls of proved and probable oil reserves.  This low cost well will provide a template for further development in the region.

•

Partner and government approvals have been received for oil and gas development in Block 2c offshore Trinidad.  Production of 18,000-25,000 bbls/d (net TLM) is expected in early 2005.

•

Algerian production has commenced and the Greater MLN Project is expected to start production in the second quarter.  Production is expected to increase to 17,000 bbls/d (net TLM) in the fourth quarter.

•

In Qatar, Emiri consent has been received, confirming Talisman’s 100% interest in a very prospective offshore block.

•

Talisman’s normal course issuer bid was renewed in March.  The Company repurchased 5.9 million shares during the previous 12 months.

Management’s Discussion and Analysis (MD&A)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements.  The calculation of barrels of oil equivalent (boe) is based on a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil equivalent.  All comparative percentages are between the quarters ended March 31, 2003 and 2002, unless stated otherwise.   All amounts are in Canadian dollars unless otherwise indicated.   Readers are also referred to the product netbacks included in this interim report upon which much of the following discussion is based.

Included in the MD&A are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share.  These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US.  Consequently these are referred to as non-GAAP measures.  Cash flow, as commonly used in the oil and gas industry, appears as a separate caption on the Company’s cash flow statement and is reconciled to both net income and cash flow from operations.

Quarterly results summary

Three months ended March 31,			Pro forma Sudan operations and gain on sale[4]
	2003	2002	2003	2002
Financial (millions of Canadian dollars unless otherwise stated)
Cash flow1&3	845	577	769	505
Net income[1]	573	101	233	51
Exploration and development expenditures	455	562	453	537
Per common share (dollars)
Cash flow1&3 – Basic	6.52	4.31	5.93	3.77
– Diluted	6.44	4.24	5.86	3.71
Net income[2] – Basic	4.37	0.71	1.75	0.33
– Diluted	4.32	0.70	1.73	0.33
Production (daily average production)
Oil and liquids (bbls/d)	247,369	277,971	194,487	219,363
Natural gas (mmcf/d)	1,096	1,044	1,096	1,044
Total mboe/d (6mcf=1boe)	430	452	377	393

1)

Amounts are reported prior to preferred security charges of $10 million ($6 million, net of tax) for the three months ended March 31, 2003 (2002 - $11 million; $6 million, net of tax).

2)

Per common share amounts for net income and diluted net income are reported after preferred security charges.

3)

Cash flow is a Non-GAAP measure and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.

4)

Pro forma is before the gain on sale of the Sudan operations in 2003 and excludes Sudan results of operations for the period January 1 to March 12, 2003 (sale closing date) and from the 2002 comparatives.

Cash flow for the quarter increased 46% to $845 million ($6.52/share).  Net income increased 467% to $573 million ($4.37/share) with the gain recorded on the sale of the Sudan operations and higher prices more than offsetting a temporary drop in production largely caused by North Sea maintenance shutdowns.

The Company’s first quarter results include the Sudan operations for the period January 1 to March 12, 2003 and a gain on sale of the Sudan operations of $296 million.  The gain on sale contributed $2.28/share of net income to the quarter ($2.25/share diluted).  On a pro forma basis, after removing the gain on sale and the results of the Sudan operations from both the current and comparative periods, cash flow increased 52% to $769 million ($5.93/share) and net income increased 357% to $233 million ($1.75/share).

The Company spent $455 million on exploration and development during the quarter and completed $374 million of net asset acquisitions primarily relating to natural gas properties in the US.  The Company repurchased 2.1 million shares so far this year at a cost of $121 million and is permitted to repurchase up to an additional 6.4 million shares under the recently renewed normal course issuer bid.

Sale of Sudan operations

On March 12, 2003, Talisman completed the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited ("OVL"), a subsidiary of India's national oil company.  The aggregate amount realized by Talisman from the transaction (including interest and cash received by Talisman between September 1, 2002 and closing) was approximately $1.13 billion (US$771 million), subject to post-closing adjustments.

Under the transaction, an indirect wholly owned subsidiary of Talisman sold and assigned to OVL all of the shares of Talisman (Greater Nile) B.V. ("TGN BV"), as well as the debt owed by TGN BV to the subsidiary. TGN BV held a 25% interest in the Greater Nile Oil Project and owned 25% of the shares of the joint operating company for the Project.  As reported in Talisman's October 30, 2002 announcement of the sale, OVL was entitled to receive the benefit of all free cash flow from TGN BV's interest in the Project commencing September 1, 2002 as well as associated working capital.  Talisman's subsidiary received approximately US$84 million from TGN BV during the period between August 31, 2002 and closing on March 12, 2003 and consequently closing cash proceeds were approximately US$687 million. Talisman continued to record production, cash flow, income and capital expenditures relating to the project for the period until closing.  Talisman recorded an after tax gain on the sale of $296 million.  This gain is lower than earlier estimates largely due to the Company recording operating income from Sudan for the period from January 1, 2003 to March 12, 2003.

Long-term debt and liquidity

A portion of the Sudan net proceeds of US$687 million ($1.0 billion) was used to repay amounts outstanding under the Company’s bank credit facilities.  Allowing for $558 million of cash and short-term investments, total net corporate debt at quarter end, excluding the preferred securities, was $2.0 billion, down from $3.0 billion at year end.  On a net debt basis, debt to debt plus equity was 30%, down from 40% at year end.

During the quarter, the Company purchased 2,066,200 common shares under its normal course issuer bid for $117 million ($56.70/share).  The Company renewed the normal course issuer bid to permit the purchase of up to 6,456,669 of its common shares, representing 5% of the total number of common shares outstanding at the time of the renewal.   Subsequent to quarter end, the Company purchased 68,500 common shares for $4 million ($56.58/share).

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Segmented pre-tax income1

Three months ended March 31,

($ millions)	North America		North Sea		Southeast Asia		Algeria		Other[2]		Pro forma[3]		Sudan		Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue	818	431	475	467	132	106	9	-	-	-	1,434	1,004	209	159	1,643	1,163
Royalties	(181)	(81)	(4)	(27)	(39)	(27)	(5)	-	-	-	(229)	(135)	(97)	(60)	(326)	(195)
Other income	13	10	10	11	-	-	-	-	1	-	24	21	(1)	-	23	21
Net Revenue	650	360	481	451	93	79	4	-	1	-	1,229	890	111	99	1,340	989
Expenses: Operating	(99)	(84)	(154)	(138)	(21)	(19)	(2)	-	-	-	(276)	(241)	(18)	(15)	(294)	(256)
DD&A	(168)	(152)	(153)	(162)	(19)	(22)	(2)	-	-	-	(342)	(336)	(19)	(23)	(361)	(359)
Dry hole	(25)	(16)	(47)	-	-	-	-	-	-	(11)	(72)	(27)	-	-	(72)	(27)
Exploration	(23)	(18)	(3)	(4)	(4)	(2)	-	-	(14)	(11)	(44)	(35)	(5)	(2)	(49)	(37)
Other	12	13	(1)	(63)	(1)	-	-	-	-	(2)	10	(52)	-	-	10	(52)
Segmented pre-tax income	347	103	123	84	48	36	-	-	(13)	(24)	505	199	69	59	574	258

1 Segmented pre-tax income is before the gain on sale of the Sudan operations, corporate G&A, interest, taxes and non-segmented foreign exchange gains and losses.  See note 8 of the Interim Consolidated Financial Statements for additional segmented disclosures.

2 Other in 2003 and 2002 primarily relates to exploration activities in Trinidad and Colombia

3 Pro forma excludes the results of the Sudan operations for the period January 1 to March 12, 2003 and from the 2002 comparatives.

North America contributed $347 million (60%) of the Company’s $574 million of segmented pre-tax income and almost half of the Company’s revenues.  Segmented pre-tax income is before the gain on sale of the Sudan operations, corporate G&A, interest, taxes and non-segmented foreign exchange gains and losses.  The North Sea operations contributed $123 million (21%) to the quarter’s segmented pre-tax income.   On a pro forma basis, North America and the North Sea contributed 93% to the Company’s segmented pre-tax income (69% and 24%, respectively).  The pro forma amounts exclude the results of the Sudan operations for the period January 1 to March 12, 2003 and from the 2002 comparatives.

	Three months ended March 31
Company netbacks (including Sudan)	2003	2002	2001
Oil and liquids ($/bbl)
Sales price	44.85	31.27	36.54
Hedging expense (income)	3.14	(0.75)	0.14
Royalties	8.53	5.52	6.58
Operating costs	9.36	7.38	6.94
	23.82	19.12	22.88
Natural gas ($/mcf)
Sales price	7.48	3.55	8.24
Hedging expense (income)	0.25	(0.33)	0.43
Royalties	1.40	0.63	2.01
Operating costs	0.72	0.61	0.59
	5.11	2.64	5.21
Total $/boe (6mcf=1boe)
Sales price	44.86	27.41	41.84
Hedging expense (income)	2.44	(1.23)	1.15
Royalties	8.47	4.85	8.83
Operating costs	7.22	5.94	5.54
	26.73	17.85	26.32

Netbacks do not include synthetic oil and pipeline operations.  Additional netback information by major product type and region is included elsewhere in this interim report.

Talisman’s average netback increased 50% to $26.73/boe compared to $17.85/boe in the first quarter of 2002 due to higher commodity prices for both oil and natural gas.  The higher commodity prices also increased the average royalty rate to 19% ($8.47/boe) and the hedging expense to $2.44/boe.  Unit operating costs increased to $7.22/boe due largely to maintenance in the North Sea.

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Revenue

Revenue for the quarter increased $480 million to $1.6 billion over the first quarter of 2002 with oil and liquids contributing 57% and natural gas contributed 43% of revenue.  On a pro forma basis after removing the impact of Sudan from both 2003 and 2002, revenues increased $430 million to $1.4 billion.  Higher North American natural gas prices at $8.03/mcf, up from $3.29/mcf a year ago, contributed $360 million to the increase in revenues during the quarter.

Oil and liquids production averaged 247,369 bbls/d for the quarter, down from 2002 due primarily to lower North Sea oil and liquids production.  North Sea production averaged 108,759 bbls/d and was impacted by natural decline and maintenance work.  Regularly scheduled maintenance in the second quarter will continue to impact production levels in the North Sea.  However, oil and liquids production is expected to increase to 130,000 bbls/d in the fourth quarter with the completion of the regularly scheduled maintenance, increased drilling and the commencement of Blake Flank production.  Algeria came on production at the end of 2002 and averaged 2,902 bbls/d during the first quarter of 2003 and is on track to average 9,000 to 10,000 bbls/d for the year with production from the Greater MLN project scheduled to come on stream in mid-2003.  Elsewhere, oil and liquids production was consistent with expectations with minor decreases in both North America and Southeast Asia.  Sudan production includes volumes up to March 12, 2003 at which time the operations were sold.

Natural gas production averaged 1.1 bcf/d, up 5% due to the recent US acquisitions which contributed 60 mmcf/d during the quarter and additional reported North Sea gas production.  The tie in of new wells in North America mostly offset natural decline.  North Sea natural gas production increased 14% to 136 mmcf/d partly due to additional pipeline capacity temporarily available to Talisman at Brae.  Southeast Asia natural gas production dropped due to a decrease in demand from the Duri Steam flood project under the Caltex sales agreements.  This drop in demand was partially offset by OK Block production of 6 mmcf/d which came on stream at the end of the first quarter in 2002.

	Three months ended March 31
Production (daily average production)	2003	2002	2001
Oil and liquids (bbls/d)
North America	61,466	63,611	66,287
North Sea	108,759	132,718	105,424
Southeast Asia	21,360	23,034	18,756
Algeria	2,902	-	-
Sudan	52,882	58,608	50,083
	247,369	277,971	240,550
Natural gas (mmcf/d)
North America	870	823	789
North Sea	136	119	108
Southeast Asia	90	102	96
	1,096	1,044	993
Total mboe/d (6mcf=1boe)	430	452	406

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	Three months ended March 31
Prices	2003	2002	2001
Oil and liquids ($/bbl)
North America	42.74	26.82	35.14
North Sea	46.14	33.87	38.98
Southeast Asia	47.08	32.84	38.22
Algeria	40.33	-	-
Sudan	43.89	29.35	32.54
	44.85	31.27	36.54
Natural gas ($/mcf)
North America	8.03	3.29	9.06
North Sea	4.93	5.04	5.35
Southeast Asia	6.09	3.96	4.74
	7.48	3.55	8.24
Total $/boe (6mcf=1boe)	44.86	27.41	41.84
Hedging loss (income)-excluded from the above prices Oil and liquids ($/bbl)	3.14	(0.75)	0.14
Natural gas ($/mcf)	0.25	(0.33)	0.43
Total $/boe (6mcf=1boe)	2.44	(1.23)	1.15
Benchmark prices WTI (US$/bbl)	33.86	21.64	28.72
Brent (US$/bbl)	31.51	21.15	25.84
NYMEX (US$/mcf)	6.83	2.46	7.52
AECO (C$/mcf)	8.19	3.45	11.27

 Excludes synthetic oil.

Talisman’s first quarter commodity price averaged $44.86/boe, up 64% from 2002.  Uncertainty over world oil supplies leading up to the US led invasion of Iraq led to significantly higher oil prices during the quarter.  In addition, tightening natural gas supply conditions in North America contributed to higher natural gas prices during the quarter compared to 2002. The majority of the Company’s Southeast Asia gas sales are referenced to crude oil prices.

During the quarter, Talisman recorded net hedging losses primarily related to commodity based derivative financial instruments of $25 million for natural gas and $69 million for oil and liquids which corresponds to $0.25/mcf and $3.14/bbl.  Currently the Company has derivative and physical contracts for approximately 30% of its remaining 2003 estimated production (25% of North American gas production and 35% of worldwide oil and liquids production).  A summary of the contracts outstanding is included in notes 9 and 10 of the December 31, 2002 Consolidated Financial Statements, which has been updated in the notes to the March 31, 2003 Interim Financial Statements.

	Three months ended March 31
Average royalty rates (%)	2003	2002	2001
North America	21	21	26
North Sea	1	6	5
Southeast Asia	28	26	21
Algeria	50	-	-
Sudan	46	39	38
	19	18	21

Excludes synthetic oil

Royalty expense for the first quarter was $326 million which equates to a royalty rate of 19%, up from 18% ($195 million) in 2002.  The total amount of royalties and the effective royalty rate increased over 2002 due to higher commodity prices.  North Sea royalties decreased as a result of the UK abolishing government royalties effective January 2003 and the settlement of various issues involving past government royalty claims.  As a result of settling the past royalty claims, Talisman recovered $5 million of previously expensed North Sea government royalties.  Talisman expects to settle additional outstanding government royalty claims in the future which may result in further recoveries.  Prior to the impact of further royalty recoveries, the Company expects North Sea non-government royalties to average 2% for the remainder of 2003.

	Three months ended March 31
Unit operating costs ($/boe)	2003	2002	2001
North America	5.04	4.41	4.14
North Sea	12.22	9.28	8.74
Southeast Asia	6.49	5.17	4.67
Algeria	6.23	-	-
Sudan	3.73	2.89	3.71
	7.22	5.94	5.54

Excludes synthetic oil

Operating expense increased to $294 million in the first quarter of 2003, up from $256 million in 2002.  Unit operating costs increased in 2003 due to a combination of lower North Sea production, well workovers and maintenance shutdowns in the North Sea.  North Sea oil and liquids operating costs averaged $14.04/bbl ($12.22/boe including natural gas).  Regularly scheduled maintenance in the second quarter will continue to impact unit operating costs in the North Sea.  Indonesia natural gas operating costs averaged $0.64/mcf due to the decrease in Corridor production.  This contributed to the increase in unit operating costs in Southeast Asia which averaged $6.49/boe.  Unit operating costs in other geographic areas were consistent with expectations.

Capital expenditures ($ millions)	Three months ended March 31
	2003	2002	2001
North America	636	287	310
North Sea	78	148	129
Southeast Asia	80	50	16
Algeria	15	17	14
Sudan	2	25	23
Other	18	36	5
	829	563	497

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude corporate acquisitions.

North American capital expenditures include $259 million for exploration and development and $377 million of net property acquisitions primarily relating to the purchase of US natural gas properties ($384 million) completed in January.  The $384 million of US property acquisitions is in addition to the previously announced total North American planned exploration and development spending for the year of $975 million.  The North Sea expenditures include the drilling of the Halley injector well and the Blake Flank development in addition to well workovers, Eta 2 drilling costs and topside refurbishments.  The majority of the Southeast Asia spending related to the PM-3 CAA development in Malaysia/Vietnam.  Other expenditures in the first quarter of 2003 included spending in Trinidad of $11 million and Colombia of $3 million.  Additional information regarding Talisman’s planned  2003 exploration and development expenditures is included in the Outlook section of the Company’s December 31, 2002 MD&A.

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DD&A ($/boe)	Three months ended March 31
	2003	2002	2001
North America	9.06	8.41	7.08
North Sea	12.89	11.84	11.17
Southeast Asia	5.82	6.10	6.52
Algeria	7.90	-	-
Sudan	3.98	4.32	3.86
	9.33	8.83	7.88

The 2003 first quarter DD&A expense was $361 million, consistent with the $359 million in 2002 as an increase in unit DD&A rates offset lower production.  The DD&A rates in North America increased due to the inclusion of costs associated with the US property acquisitions while the North Sea rate was impacted by higher DD&A at certain fields.

Other ($ millions except where noted)	Three months ended March 31
	2003	2002	2001
G&A ($/boe)	0.99	0.75	0.74
Interest costs capitalized	7	7	6
Dry hole expense	72	27	14
Other expense (income)	(7)	51	62
Interest expense	40	38	29
Other revenue	23	21	25

Dry hole expense for the quarter was $72 million, with $25 million expensed in North America and $47 million relating to the Eta 2 well in the North Sea.  The Eta 2 prospect continues to be evaluated with an exploration well planned for the fourth quarter.  However, the costs associated with this well have been written off.  The G&A expense increased $8 million to $39 million ($0.99/boe), due primarily to the payment of employee bonuses during the quarter.  Other expense in the first quarter of 2002 included a North Sea property impairment ($45 million, $32 million - net of tax).

Taxes ($ millions)	Three months ended March 31
	2003	2002	2001
Current income tax	92	51	125
Future income tax	90	(3)	75
Petroleum revenue tax	33	41	44
	215	89	244
Effective tax rate	24%	32%	41%

The effective tax rate is based on pre-tax income adjusted for production revenue tax which is deductible in determining taxable income.  The Company’s effective tax rate for the quarter is low due to the inclusion of the gain on the sale of the Sudan operations.  Excluding the gain, the effective tax rate on the Company’s income would have been 39%, an increase over 2002 due to an increase in the UK tax rate and higher income in North America.

Risks and Uncertainties

Talisman’s motion to dismiss the lawsuit brought against it under the Alien Tort Claims Act in the United States District Court for the Southern District of New York by the Presbyterian Church of Sudan and others was denied by the Court in March 2003.  Talisman has filed a motion for reconsideration or certification for appeal in respect of the Court’s decision, which is currently under consideration by the Court.  Talisman is continuing to vigorously defend itself against this lawsuit.

 Exploration and Operations Review

North America

Talisman’s wholly owned subsidiary, Fortuna Energy, acquired additional natural gas properties, production and facilities in upper New York state during the quarter.  The Company has identified over 50 drilling locations on the acreage.  The first well of the 10-well program is currently drilling.  Production in New York State averaged 60 mmcf/d during the quarter and is currently 62 mmcf/d.  Appalachian netbacks averaged $9.13/mcf during the quarter.

As part of our ongoing rationalization program, Talisman completed 16 asset transactions and spent a net  $374 million during the quarter, including acquisition of the Fortuna properties.

In the first quarter, Talisman participated in 163 gross wells, of which 111 were operated, with a 91% success rate.   A total of 117 gas and 32 oil wells were drilled, including 69 exploration wells.

Gas production in North America during the first quarter averaged a record high 870 mmcf/d, an increase of 6% over the same period last year and 5% over the last quarter.  Liquid production averaged 61,466 bbls/d, a decrease of 3% over the same period last year and 2% over the last quarter.  The increase in gas production is the result of successful fourth quarter 2002 and first quarter 2003 drilling programs and volumes from the Fortuna properties.

In the Alberta Foothills, natural gas production averaged 126 mmcf/d, an increase of 9% over the same period last year and 1% over the previous quarter.  During the first quarter, six of the planned 23 (gross) wells have been drilled with 100% success.  The first two wells are being tied in.  Test rates on the six wells ranged between 8-15 mmcf/d.  Production in this area is currently limited by available infrastructure. Talisman is spending $42 million on compression, pipelines and facilities in the region.  The Erith Pipeline will handle approximately 75 mmcf/d of raw gas with 40 mmcf/d going to the Talisman operated Edson gas plant.  Phase one of this project has received EUB approval and construction has begun, with startup expected in the fourth quarter of this year.

In the Monkman area, two successful Triassic gas wells were recently drilled.  Both wells tested at rates in excess of 20 mmcf/d and are now on stream.  A second, deep Permian well, which spud in early December 2002, is expected to be completed by mid-year and two additional deep wells are planned for 2003.

In Chauvin, 19 wells were drilled in the first quarter with a success rate of 100%.  The first 10 wells are tied in and are currently producing 400-450 bbls/d.  Chauvin production averaged 18,095 boe/d, an increase of 14% over the same period last year.  Following breakup, two rigs will continue the drilling program through the summer months.

Edson area production has increased 2% over last quarter.  Of the 78-well program, 48 wells were drilled with a 98% success rate.  Twenty-two wells are currently tied in and the remaining wells are in the process of being tied in.  Production at West Whitecourt averaged a record high 9,990 boe/d, an increase of 10% over the same period last year and 14% over last quarter.  This increase in gas production is a result of a highly successful drilling program in the fourth quarter of 2002.

In the Deep Basin, 32 gas wells were drilled in the first quarter with 100% success.  Six wells are currently tied in and two wells are in the process of being tied in.  Average production is 9,516 boe/d, an increase of 14% over the same period last year.

Talisman has entered into a farm-in on the East coast of Canada and preparations to drill a well on the Balvenie prospect are being finalized.  The well is expected to commence drilling at the end of the second quarter.

North Sea

North Sea production during the quarter averaged 131,400 boe/d, down 8% from the fourth quarter of 2002.  The majority of this shortfall was anticipated as some maintenance programs originally scheduled for late last year were deferred until early 2003.  Production was also affected by unscheduled production outages in the Ross and Clyde areas.

With further planned shutdowns for maintenance, it is anticipated that production will average approximately 120,000 boe/d during the second quarter.  However, with the turnarounds completed, Blake Flank startup and implementation of the 2003 drilling program, production is expected to increase to 145,000-150,000 boe/d in the fourth quarter.

The Blake Flank pilot development is on schedule with first production of 11,500 bbls/d expected in September (TLM 54%).  Results from the first two development wells are better than anticipated.

Talisman has a very active drilling program with a number of wells currently drilling on the Hannay, Halley, Claymore, Tartan and Brae fields.  Further development and exploration activity is planned for the Clyde, Ross and Piper areas later in the year.  A recent well at Hannay was successful.  It will be tied back in June and is expected to increase Hannay production to over 6,000 bbls/d (net TLM).  A successful water injector was drilled at Halley, water injection will commence in May and is expected to increase Halley field production to over 10,000 bbls/d (net TLM) by the third quarter.

Indonesia

The fracture stimulation program at Tanjung continues to be successful with current production at 6,500 bbls/d (net TLM).  The Suban 9 well on the Corridor Block was completed and testing of multiple gas zones is underway.  Negotiations are continuing for additional sales of Corridor gas to Malaysia and West Java.

Talisman’s Madura Block (TLM 25%) Maleo discovery has been appraised and the Company is attempting to secure East Java gas contracts.

Malaysia/Vietnam

The PM-3 CAA project includes the fabrication of four wellhead riser platforms, a central processing platform, compression platform, floating storage and offloading vessel.  Construction activity is 75% complete and on schedule for oil startup in September and gas sales in October 2003.   Up to the end of April, the four wellhead riser platforms had been installed, as was the jacket for the processing platform.  Production from Malaysia/Vietnam is expected to increase from approximately 6,000 boe/d currently to 33,000 boe/d (net TLM) by year end, with production of 40,000 boe/d in 2004.

The Company has made an oil discovery at South Angsi-1 in Block PM-305.  The well discovered oil in two reservoir intervals with a combined test rate of 11,300 bbls/d.  Proved and probable reserves are estimated to be 25 mmbbls.  The field is fully appraised and development planning has started towards first production in mid 2005 at 15,000-20,000 bbls/d (TLM 60%)

#

Trinidad

All approvals for the Angostura Project have been received.  The project is on schedule with first oil expected in early 2005.  Facilities procurement is underway with major contracts now being awarded.  The first of three wells planned this year in the adjacent and contiguous Block 3a (TLM 30%), will start drilling late in second quarter.

Onshore in the Eastern Block, seismic acquisition has started with over 98% of clearing and 66% of the shot hole drilling completed.  Recording began in early April with about 11% of the program completed to date.

Algeria

First oil sales commenced from the Ourhoud field (Talisman 2%) in Algeria, with Talisman’s share of production reaching over 3,800 bbls/d in March.  The greater MLN project (Talisman 35%) is nearing completion with first oil expected in the second quarter.  Talisman’s share of production is expected to increase to 17,000 bbls/d (net TLM) in the fourth quarter.

The Company continues to evaluate its MLSE gas discoveries in the southern portion of Block 405a.

Colombia

In Colombia, Talisman has an interest in five exploration blocks.  Two wildcat exploration wells on the Acevedo (TLM 70%) and Huile Norte (TLM 30%) blocks are planned for the second and third quarters and an additional two exploration wells may commence drilling before year end.

Qatar

The Emiri Decree, confirming Talisman’s 100% interest in offshore Block 10, was received in April.  This block is highly prospective and is located adjacent to large producing oilfields.  Talisman is establishing an office in Doha and preparing to acquire seismic data with first drilling planned for 2005.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This interim report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and cash flows, business plans for drilling, exploration and production, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Algeria or Colombia); fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

12/03

#

#

Talisman Energy Inc. Highlights

	Three months ended
	March 31
	2003	2002
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	845	577
Net income (1)	573	101
Exploration and development expenditures	455	562
Per common share (dollars)
Cash flow (1)	6.52	4.31
Net income (2)	4.37	0.71
Production
(daily average)
Oil and liquids (bbls/d)
North America	58,878	60,670
North Sea	108,759	132,718
Southeast Asia	21,360	23,034
Algeria	2,902	-
Sudan	52,882	58,608
Synthetic oil	2,588	2,941
Total oil and liquids	247,369	277,971
Natural gas (mmcf/d)
North America	870	823
North Sea	136	119
Southeast Asia	90	102
Total natural gas	1,096	1,044
Total mboe/d	430	452
Prices (3)
Oil and liquids ($/bbl)
North America	42.74	26.82
North Sea	46.14	33.87
Southeast Asia	47.08	32.84
Algeria	40.33	-
Sudan	43.89	29.35
Crude oil and natural gas liquids	44.85	31.27
Synthetic oil	47.17	32.13
Total oil and liquids	44.87	31.28
Natural gas ($/mcf)
North America	8.03	3.29
North Sea	4.93	5.04
Southeast Asia	6.09	3.96
Total natural gas	7.48	3.55
Total ($/boe) (includes synthetic)	44.88	27.44

(1) Net income and cash flow per common share are before deducting preferred security charges.
(2) Net income per common share is after deducting preferred security charges.
(3) Prices are before hedging.

#

Talisman Energy Inc.
Consolidated Balance Sheets

	March 31	December 31
(millions of Canadian dollars)	2003	2002
Assets
Current
Cash and short-term investments	558	27
Accounts receivable	833	719
Inventories	126	147
Prepaid expenses	19	24
	1,536	917

Accrued employee pension benefit asset	66	67
Other assets	84	99
Goodwill	455	469
Property, plant and equipment	9,293	10,042
	9,898	10,677
Total assets	11,434	11,594

Liabilities
Current
Accounts payable and accrued liabilities	813	803
Income and other taxes payable	252	186
	1,065	989

Deferred credits	58	57
Provision for future site restoration	764	813
Long-term debt	2,598	2,997
Future income taxes	2,197	2,236
	5,617	6,103

Shareholders' equity
Preferred securities	431	431
Common shares	2,743	2,785
Contributed surplus	73	75
Cumulative foreign currency translation	(61)	140
Retained earnings	1,566	1,071
	4,752	4,502
Total liabilities and shareholders' equity	11,434	11,594

See accompanying notes.
Interim statements are not independently audited.

#

#

Talisman Energy Inc. Consolidated Statements of Income

Three months ended March 31
(millions of Canadian dollars)	2003	2002
Revenue
Gross sales	1,643	1,163
Less royalties	326	195
Net sales	1,317	968
Other	23	21
Total revenue	1,340	989

Expenses
Operating	294	256
General and administrative	39	31
Depreciation, depletion and amortization	361	359
Dry hole	72	27
Exploration	49	37
Interest on long-term debt	40	38
Other	(7)	51
Total expenses	848	799
Gain on sale of Sudan operations	296	-
Income before taxes	788	190
Taxes
Current income tax	92	51
Future income tax	90	(3)
Petroleum revenue tax	33	41
	215	89
Net income	573	101
Preferred security charges, net of tax	6	6
Net income available to common shareholders	567	95

Per common share (Canadian dollars)
Net income	4.37	0.71
Diluted net income	4.32	0.70
Average number of common shares outstanding (millions)	130	134
Diluted number of common shares outstanding (millions)	131	136

See accompanying notes.

Consolidated Statements of Retained Earnings

Three months ended March 31 (millions of Canadian dollars)	2003	2002

Retained earnings, beginning of period	1,071	787
Net income	573	101
Purchase of common shares	(72)	-
Preferred security charges, net of tax	(6)	(6)
Retained earnings, end of period	1,566	882

#

Talisman Energy Inc.
Consolidated Statements of Cash Flows

Three months ended March 31
(millions of Canadian dollars)	2003	2002
Operating
Net income	573	101
Items not involving current cash flow	223	439
Exploration	49	37
Cash flow	845	577
Deferred gain on unwound hedges	(3)	(12)
Changes in non-cash working capital	(76)	(18)
Cash provided by operating activities	766	547
Investing
Proceeds on sale of Sudan operations	1,012	-
Capital expenditures
Exploration, development and corporate	(461)	(568)
Acquisitions	(384)	(5)
Proceeds of resource property dispositions	10	4
Investments	(1)	-
Changes in non-cash working capital	(38)	53
Cash provided by (used in) investing activities	138	(516)
Financing
Long-term debt repaid	(557)	(516)
Long-term debt issued	292	484
Common shares (purchased) issued	(116)	20
Preferred security charges	(10)	(11)
Deferred credits and other	18	(9)
Cash used in financing activities	(373)	(32)
Net increase (decrease) in cash	531	(1)
Cash and short-term investments, beginning of period	27	17
Cash and short-term investments, end of period	558	16

See accompanying notes.

#

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report for the year ended December 31, 2002.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2002.

2.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2003
	Shares	Amount
Balance at January 1,	131,039,435	$2,785
Issued upon exercise of stock options	83,175	3
Purchased	(2,066,200)	(45)
Balance at March 31,	129,056,410	2,743

Pursuant to a normal course issuer bid renewed in March 2003, Talisman may repurchase up to 6,456,669 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  During the quarter ended March 31, 2003, the Company repurchased 2,066,200 common shares for $117 million.  Subsequent to the quarter end, the Company repurchased an additional 68,500 of common shares for $4 million.  The total remaining shares that may be repurchased under the existing normal course issuer bid is 6,388,169.

3.  Stock Options

Talisman has stock option plans that allow employees and directors to receive options to purchase common shares of the Company.  Options granted under the plans are generally exercisable after three years and expire ten years after the grant date.  Option exercise prices approximate the market price for the common shares on the date the options are issued.

Continuity of stock options (year to date)	2003
	Number	Average
	Of	Exercise
	Options	Price
Outstanding at January 1, 2003	7,384,054	46.53
Granted during the quarter	2,250,999	59.40
Exercised	83,175	32.96
Expired/forfeited	32,900	57.87
Outstanding at March 31, 2003	9,518,978	49.66
Exercisable at March 31, 2003	3,958,354	35.26

No amount of compensation expense has been recognized in the financial statements for stock options granted to employees and directors.  The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	Three months ended March 31,
	2003		2002
	As Reported	Pro Forma[1]	As Reported	Pro Forma[1]
Net income ($millions)	573	565	101	94
Per common share ($/share)
Basic	4.37	4.31	0.71	0.66
Diluted	4.32	4.26	0.70	0.65

1 Pro forma net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

Stock options granted during the three months ended March 31, 2003 had an estimated weighted-average fair value of $22.91 per option (2002 - $26.19 per share).  All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price.

The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2002 Consolidated Financial Statements.

4. Long-Term Debt

March 31, 2003		December 31, 2002
Bank Credit Facilities (Canadian $ denominated)	$-	$265
Debenture and Notes (unsecured)
US$ denominated (US$850 million)	1,249	1,342
Canadian $ denominated	814	814
£ denominated (£250 million)	535	576
	2,598	2,997
Less current portion	-	-
	$2,598	$2,997

At March 31, 2003 the above indebtedness, including any amounts due within one year, has been classified as long-term debt since the Company has both the ability to replace the current portion with long-term borrowings under the revolving bank credit facilities and the intention to extend the terms of the credit facilities in 2003.

In conjunction with the Eurobond (£250 million) offering, the Company entered into US dollar cross currency swap contracts and interest rate swap contracts for an equivalent amount of the bond which have in effect converted this indebtedness to US$364 million with a floating interest rate based on US LIBOR.  The swap contracts expire December 5, 2009.

#

5. Financial Instruments and Commodity Sales Contracts

The following tables are an update of the commodity price derivative contracts and fixed price sales contracts outstanding:

a)

Commodity price derivative contracts

Natural gas

Fixed price Swaps	Remainder 2003	2004	Three-way collars	Remainder 2003
(AECO gas index)			(AECO gas index)
Volumes (mcf/d)	32,000	-	Volumes (mcf/d)	10,700
Price ($/mcf)	6.35	-	Ceiling price ($/mcf)	3.39
(NYMEX gas index)			Floor price ($/mcf)	3.11
Volumes (mcf/d)	58,000	48,500	Sold put price ($/mcf)	2.56
Price (US$/mcf)	5.13	4.58

Two-way collars	Remainder 2003
(AECO gas index)
Volumes (mcf/d)	21,500
Ceiling price ($/mcf)	7.26
Floor price ($/mcf)	6.23

Crude oil contracts

Fixed price swaps	Remainder 2003	Two-way collars	Remainder 2003
(Brent oil index)		(Brent oil index)
Volumes (bbls/d)	11,300	Volumes (bbls/d)	12,000
Price (US$/bbl)	22.49	Ceiling price (US$/bbl)	25.71
		Floor price (US$/bbl)	22.23
(WTI oil index)		(WTI oil index)
Volumes (bbls/d)	30,000	Volumes (bbls/d)	23,000
Price (US$/bbl)	25.34	Ceiling price (US$/bbl)	28.48
		Floor price (US$/bbl)	23.05

b)

Physical contracts (North America)

Fixed price sales	Remainder 2003	2004	2005-2007
Volumes (mcf/d)	62,800	33,200	11,100
Weighted average price ($/mcf)	3.73	3.40	3.43

In addition to the fixed price contracts, the Company has entered into contracts with a pricing structure similar to the three-way commodity collars disclosed in note 9 of the Company’s December 31, 2002 Financial Statements.

NIT index	Remainder 2003	2004
Volumes (mcf/d)	14,800	15,300
Ceiling ($/mcf)	3.49	3.49
Floor ($/mcf)	3.30	3.32
Sold put strike ($/mcf)	2.70	2.67

6. Selected Cash Flow Information

Three months ended March 31	2003	2002
Net income	573	101
Items not involving current cash flow
Depreciation, depletion and amortization	361	359
Property impairments	-	45
Dry hole	72	27
Net loss (gain) on asset disposals	(4)	(1)
Gain on sale of Sudan operations	(296)	-
Future taxes and deferred PRT	86	9
Other	4	-
	223	439
Exploration	49	37
Cash flow	845	577

7.  Sale of Sudan Operations

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan.  Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman between September 1, 2002 and closing.  The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	$ 1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Estimated closing costs	16
Gain on disposal	$296

The interim adjustments are subject to audit and may change.

#

8. Segmented Information
Three months ended March 31

	North America (1)		North Sea (2)		Southeast Asia (3)		Algeria		Sudan		Other		Total
(millions of Canadian dollars)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Gross sales	818	431	475	467	132	106	9	-	209	159	-	-	1,643	1,163
Royalties	181	81	4	27	39	27	5	-	97	60	-	-	326	195
Net sales	637	350	471	440	93	79	4	-	112	99	-	-	1,317	968
Other	13	10	10	11	-	-	-	-	(1)	-	1	-	23	21
Total revenue	650	360	481	451	93	79	4	-	111	99	1	-	1,340	989
Segmented expenses
Operating	99	84	154	138	21	19	2	-	18	15	-	-	294	256
DD&A	168	152	153	162	19	22	2	-	19	23	-	-	361	359
Dry hole	25	16	47	-	-	-	-	-	-	-	-	11	72	27
Exploration	23	18	3	4	4	2	-	-	5	2	14	11	49	37
Other	(13)	(13)	1	63	1	-	-	-	-	-	-	2	(11)	52
Total segmented expenses	302	257	358	367	45	43	4	-	42	40	14	24	765	731
Segmented income before taxes	348	103	123	84	48	36	-	-	69	59	(13)	(24)	575	258
Non-segmented expenses
	General and administrative												39	31
	Interest on long-term debt												40	38
	Gain on sale of Sudan operations												(296)	-
Currency translation													4	(1)
Total non-segmented expenses													(213)	68
Income before taxes													788	190
Capital expenditures
Exploration	135	107	15	27	15	4	(3)	1	7	5	14	34	183	178
Development	123	178	66	122	65	46	18	17	(5)	20	5	1	272	384
Exploration and development	258	285	81	149	80	50	15	18	2	25	19	35	455	562
	Property acquisitions												384	5
	Proceeds on dispositions												(10)	(4)
	Other non-segmented												6	6
Net capital expenditures (4)													835	569
Property, plant and equipment	5,368	4,955	2,573	2,921	1,063	1,093	233	244	-	772	56	57	9,293	10,042
Goodwill	290	291	42	46	123	132	-	-	-	-	-	-	455	469
Other	1,002	350	392	387	189	205	15	6	-	56	22	12	1,620	1,016
Segmented assets	6,660	5,596	3,007	3,354	1,375	1,430	248	250	-	828	78	69	11,368	11,527
Non-segmented assets													66	67
Total assets (5)													11,434	11,594
(1) North America			2003	2002				(3)	Southeast Asia				2003	2002
Revenues	Canada		597	360					Revenues			Indonesia	75	67
	US		53	-								Malaysia	12	12
			650	360								Vietnam	6	-
Property, plant and equipment (5)	Canada		4,913	4,848									93	79
	US		455	107					Property, plant and equipment			Indonesia	465	515
			5,368	4,955								Malaysia	585	565
												Vietnam	13	13
(2) North Sea			2003	2002									1,063	1,093
Revenues	United Kingdom		471	442
	Netherlands		10	9
			481	451
Property, plant and equipment	United Kingdom		2,532	2,875
	Netherlands		41	46
			2,573	2,921
(4) Excluding corporate acquisitions.
(5) Current year represents balances as at March 31, prior year represents balances as at December 31.

Talisman Energy Inc.
Product Netbacks
		Three months ended
		March 31
(C$ - production before royalties)		2003	2002
North America	Oil and liquids ($/bbl)
	Sales price	42.74	26.82
	Hedging (gain)	4.38	(0.77)
	Royalties	9.27	5.90
	Operating costs	6.27	5.48
		22.82	16.21
	Natural gas ($/mcf)
	Sales price	8.03	3.29
	Hedging (gain)	0.32	(0.42)
	Royalties	1.69	0.67
	Operating costs	0.76	0.66
		5.26	2.38
North Sea	Oil and liquids ($/bbl)
	Sales price	46.14	33.87
	Hedging (gain)	3.74	(0.74)
	Royalties	0.09	1.60
	Operating costs	14.04	10.27
		28.27	22.74
	Natural gas ($/mcf)
	Sales price	4.93	5.04
	Hedging (gain)	-	-
	Royalties	0.25	0.79
	Operating costs	0.58	0.45
		4.10	3.80
Southeast Asia (1)	Oil and liquids ($/bbl)
	Sales price	47.08	32.84
	Hedging (gain)	4.30	(0.76)
	Royalties	18.71	12.34
	Operating costs	8.37	7.16
		15.70	14.10
	Natural gas ($/mcf)
	Sales price	6.09	3.96
	Hedging (gain)	-	-
	Royalties	0.34	0.20
	Operating costs	0.64	0.42
		5.11	3.34
Algeria	Oil ($/bbl)
	Sales price	40.33	-
	Hedging (gain)	4.40	-
	Royalties	20.16	-
	Operating costs	6.23	-
		9.54	-
Sudan	Oil ($/bbl)
	Sales price	43.89	29.35
	Hedging (gain)	-	(0.75)
	Royalties	20.34	11.32
	Operating costs	3.73	2.89
		19.82	15.89
Total Company	Oil and liquids ($/bbl)
	Sales price	44.85	31.27
	Hedging (gain)	3.14	(0.75)
	Royalties	8.53	5.52
	Operating costs	9.36	7.38
		23.82	19.12
	Natural gas ($/mcf)
	Sales price	7.48	3.55
	Hedging (gain)	0.25	(0.33)
	Royalties	1.40	0.63
	Operating costs	0.72	0.61
		5.11	2.64
(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended
	March 31
	2003	2002

Oil and liquids (bbls/d)
North America	46,103	47,334
North Sea	108,553	126,466
Southeast Asia (1)	12,873	14,382
Algeria	1,451	-
Sudan	28,379	35,998
Synthetic oil (Canada)	2,458	2,794
Total oil and liquids	199,817	226,974

Natural gas (mmcf/d)
North America	687	656
North Sea	129	100
Southeast Asia (1)	85	97
Total natural gas	901	853

Total mboe/d	350	369

(1) Includes operations in Indonesia and Malaysia/Vietnam.

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks
		Three months ended
		March 31
(US$ - production net of royalties)		2003	2002
North America	Oil and liquids (US$/bbl)
	Sales price	28.31	16.82
	Hedging (gain)	3.70	(0.62)
	Operating costs	5.31	4.40
		19.30	13.04
	Natural gas (US$/mcf)
	Sales price	5.32	2.06
	Hedging (gain)	0.27	(0.33)
	Operating costs	0.63	0.52
		4.42	1.87
North Sea	Oil and liquids (US$/bbl)
	Sales price	30.56	21.24
	Hedging (gain)	2.48	(0.48)
	Operating costs	9.32	6.76
		18.76	14.96
	Natural gas (US$/mcf)
	Sales price	3.27	3.16
	Hedging (gain)	-	-
	Operating costs	0.40	0.33
		2.87	2.83
Southeast Asia (1)	Oil and liquids (US$/bbl)
	Sales price	31.18	20.60
	Hedging (gain)	4.72	(0.76)
	Operating costs	9.20	7.18
		17.26	14.18
	Natural gas (US$/mcf)
	Sales price	4.03	2.48
	Hedging (gain)	-	-
	Operating costs	0.45	0.27
		3.58	2.21
Algeria	Oil (US$/bbl)
	Sales price	26.71	-
	Hedging (gain)	5.83	-
	Operating costs	8.25	-
		12.63	-
Sudan	Oil (US$/bbl)
	Sales price	29.07	18.41
	Hedging (gain)	-	(0.76)
	Operating costs	4.60	2.95
		24.47	16.22
Total Company	Oil and liquids (US$/bbl)
	Sales price	29.83	19.61
	Hedging (gain)	2.58	(0.58)
	Operating costs	7.69	5.68
		19.56	14.51
	Natural gas (US$/mcf)
	Sales price	4.90	2.23
	Hedging (gain)	0.20	(0.26)
	Operating costs	0.58	0.47
		4.12	2.02

(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2003

The following financial ratios are provided in connection with the Company's continuous offering of medium term notes pursuant to the short form prospectus dated March 27, 2002 and a prospectus supplement dated March 28, 2002, and are based on the corporation's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at March 31, 2003.
The interest coverage ratios are for the 12 month period then ended.

	Preferred	Preferred
	Securities	Securities
	as equity (5)	as debt (6)
Interest coverage (times)
Income (1)	10.22	8.19
Cash flow (2)	20.13	16.12
Asset coverage (times)
Before deduction of future income taxes and deferred credits (3)	3.99	3.41
After deduction of future income taxes and deferred credits (4)	2.83	2.42

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(3) Total assets minus current liabilities; divided by long-term debt.
(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.
(5) The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.
(6) Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

Executive:

Executive Office:

James W. Buckee

Talisman Energy Inc.

President & Chief Executive Officer

3400, 888 – 3rd Street S.W.

Calgary, Alberta, Canada

Edward W. Bogle

T2P 5C5

Executive Vice-President, Exploration

Telephone:

(403) 237-1234

T. Nigel D. Hares

Facsimile:

(403) 237-1902

Executive Vice-President, Frontier and International Operations

Investor Relations Contacts:

Joseph E. Horler

Executive Vice-President, Marketing

M. Jacqueline Sheppard

Executive Vice-President, Corporate and Legal,

Michael D. McDonald

and Corporate Secretary

Executive Vice-President, Finance and Chief Financial Officer

(403) 237-1183

Robert W. Mitchell

David W. Mann

Executive Vice-President, North American Operations

Senior Manager, Investor Relations and

Corporate Communications

Robert M. Redgate

(403) 237-1196

Executive Vice-President,  Corporate Services

e-mail:  tlm@talisman-energy.com

M. Jacqueline Sheppard

Executive Vice-President, Corporate and Legal, and Corporate Secretary

Abbreviations:

bbls

- barrels

bbls/d

- barrels per day

mbbls/d

- thousands of barrels per day

mmbbls

- million barrels

boe

- barrel of oil equivalent

mmboe

- million barrels of oil equivalent

mcf

- thousand cubic feet

mmcf

- million cubic feet

bcf

- billion cubic feet

liquids

- natural gas liquids

Notes:

1.

Barrels of oil equivalent have been calculated on the basis of 6 mcf of natural gas equals 1 boe

2.

Unless otherwise stated, all sums of money are expressed in Canadian dollars

Visit Talisman’s Internet Website at www.talisman-energy.com